Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

January 8, 2024

Mr. Jay Ingram

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Semilux International Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed on December 29, 2023
File No. 333-275857

Dear Mr. Jay Ingram:

The undersigned, on behalf of Semilux International Ltd. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated January 5, 2024, relating to the Company’s Registration Statement on Form F-4 filed on December 29, 2023 (the “Registration Statement”). On behalf of the Company, we are concurrently filing an Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 3.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment including, where applicable, a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment.

Amendment No. 2 to Registration Statement on Form F-4

Executive Compensation, page 218

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023. Refer to Item 18(a)(7)(ii) of Form F-4.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 219 of Amendment No. 3.

Exhibit 23.1

Consent of Enrome LLP, page II-2

Semilux International Ltd.

January 8, 2024

2.	We note that the consent from the auditors of Taiwan Color Optics, Inc. is more than 30 days old. Please have the auditor update the date of their consent.

Response: The Company acknowledges the Staff’s comment and has filed the updated consent of Enrome LLP with Amendment No. 3.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at gary@rosslawgroup.co or by telephone at (212) 884-9333.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Yung-Peng Chang, Semilux International Ltd.
Francis Chang, Landi Law Firm
Joel Rubinstein, White & Case LLP
Jessica Zhou, White & Case LLP